UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Audible, Inc.

(Name of Subject Company)

Audible, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Donald R. Katz

Chief Executive Officer

Audible, Inc.

1 Washington Park - 16th Floor

Newark, New Jersey 07102-3116

(973) 820-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:

Edwin M. Martin, Jr., Esq.

Nancy A. Spangler, Esq.

John E. Depke, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020-1104

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2008 with the Securities and Exchange Commission, as amended on March 3, 2008 and March 13, 2008 (the “Schedule 14D-9”), by Audible, Inc., a Delaware corporation (“Audible” or the “Company”), relating to the offer by AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amazon.com, Inc. (“Amazon”), a Delaware corporation, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon, subject to withholding of any applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2008, and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is also hereby amended and supplemented with the following information:

Expiration of Subsequent Offering Period; Completion of Offer

On March 17, 2008, Amazon issued a press release announcing that the subsequent offering period had expired at 5:00 p.m., New York City time, on March 14, 2008 and the results thereof, at which time, based on the information provided by the depositary for the Offer, approximately 21,487,967 shares of Company Common Stock were tendered and not withdrawn prior to the expiration of the subsequent offering period, which represents an aggregate of approximately 86.90% of all outstanding shares of Company Common Stock. These shares of Company Common Stock, together with shares of Company Common Stock previously owned by Purchaser, constitute 89.38% of all outstanding shares of Company Common Stock. Also on March 17, 2008, Purchaser exercised its right under the Agreement and Plan of Merger, dated as of January 30, 2008, by and among Parent, Purchaser and the Company, to purchase from the Company, at a price per share of $11.50, the number of newly issued shares of Company Common Stock necessary for Purchaser to own one share more than 90.0% of the outstanding shares of Company Common Stock. On March 19, 2008, Amazon issued a press release announcing that the acquisition of the Company was completed on March 18, 2008, upon effectiveness of the merger of Purchaser with and into the Company with the Company as the surviving corporation (the “Merger”) under the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any other Company stockholder. At the time the Merger became effective (the “Effective Time”), each share of Company Common Stock outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock held by stockholders who properly perfect appraisal rights under Delaware law and any shares of Company Common Stock owned by the Company, Parent, Purchaser, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time) were canceled and were automatically converted into the right to receive the same $11.50 in cash per share, subject to any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Company Common Stock ceased to trade on the NASDAQ Global Market and the Company became a direct wholly owned subsidiary of Parent. Copies of the press releases are attached hereto as Exhibit (a)(7) and (a)(8).

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(7)	Press Release of Amazon.com, Inc., dated March 17, 2008.

(a)(8)	Press Release of Amazon.com, Inc., dated March 19, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

AUDIBLE, INC.

By:	/s/ Donald R. Katz
Donald R. Katz
President and Chief Executive Officer

Dated: March 19, 2008